SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 6 to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Trimeris, Inc.

(Name of Subject Company (Issuer))

RTM Acquisition Company

(Offeror)

a Wholly-Owned Subsidiary of

Arigene Co., Ltd.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.001 Per Share

(Title of Class Securities)

896263100

(CUSIP Number of Class of Securities)

Sang-Baek Park

Chief Executive Officer

Arigene Co., Ltd.

83-25, Nonhyun-Dong, Kangnam-Gu

Seoul 135-010 Korea

82-2-2109-9911

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Leib Orlanski, Esq.

Shoshannah D. Katz, Esq.

K&L Gates LLP

10100 Santa Monica Boulevard, 7th Floor

Los Angeles, California 90067

(310) 552-5000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$82,096,233.86	$4,581

(1)

Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 22,349,841 shares of Trimeris, Inc. common stock (based on 22,319,841 shares outstanding as of October 16, 2009, and 30,000 outstanding shares of restricted stock) by $3.60 per share, which is the offer price, plus (ii) $1,636,806.26 expected to be paid in connection with the cancellation of outstanding options.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for fiscal year 2010, issued September 28, 2009, by multiplying the transaction value by 0.0000558.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,581	Filing Party: :	Arigene Co., Ltd.
Form or Registration No.:	Schedule TO-T	Date Filed: :	October 19, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 6 amends and supplements Items 1 and 7 in the Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed with the U.S. Securities and Exchange Commission on October 19, 2009, and as amended on October 27, 2009, on November 4, 2009, on November 12, 2009, on November 17, 2009, and on December 18, 2009, by (i) RTM Acquisition Company, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Arigene Co. Ltd., a corporation organized under the laws of the Republic of Korea (the “Parent”), and (ii) the Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Trimeris, Inc., a Delaware corporation (the “Company”), at a purchase price of $3.60 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 19, 2009, as amended and supplemented to date (the “Offer to Purchase”) and in the related Letter of Transmittal, as each have been and may be amended or supplemented from time to time, and copies of which were filed as exhibits to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule TO as amended to date remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 6. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1. Summary Term Sheet.

In the Section of the Offer to Purchase entitled “SUMMARY TERM SHEET – Frequently Asked Questions,” as previously amended and supplemented by Amendment Nos. 3 and 5 to the Schedule TO, the answer to the question “Do you have the financial resources to make payment?” is hereby deleted in its entirety and replaced with the following:

“Not at this time. The Parent, our parent company, has agreed to provide us with sufficient funds to purchase all Shares validly tendered in the Offer and not validly withdrawn and to fund our Merger with the Company, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Parent and the Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and consummate the Merger pursuant to the terms of the Merger Agreement is approximately $85,000,000, including related transaction fees and expenses. However, the Parent has not yet provided us with the funds required to purchase Shares pursuant the Offer and to complete the Merger, and as announced on November 12, 2009, the Parent does not currently have the cash on hand to provide the total funding required.

The Parent is currently seeking alternative financing in support of the Offer, including the filing with the Korean Financial Supervisory Services (the “Korean FSS”) of a public offering of bonds and warrants in Korea (the “B/W Offering”), which would be used to repay potential short-term private placement loans, negotiating possible debt financing with Korean leveraged buyout firms and other lenders, and conducting a third-party private placement financing of either convertible bonds or bonds and warrants. The Parent has been informed by the Korean FSS that it will need to delay the effectiveness of its B/W Offering until January 6, 2010. This has had the effect of dissuading the leveraged buyout firms and other lenders from whom the Parent was seeking short-term bridge financing from committing to provide such funds. This disclosure does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Parent; the public offering noted is being conducted in Korea subject to applicable Korean securities laws and the rules and regulations of the Korean Securities Dealers Association Quotation System (“KOSDAQ”). Any further financing of the Parent would also be subject to applicable Korean securities laws and the rules and regulations of the KOSDAQ.

The Parent anticipates that the receipt of sufficient financing for purposes of funding the Offer and the Merger may not occur, if at all, before the expiration date for the Offer, which is currently scheduled for 5:00 p.m., New York City time, on Monday, December 28, 2009. Accordingly, the Parent and the Purchaser have requested an extension of the expiration date for the Offer from Trimeris such that the Offer shall expire at 5:00 p.m., New York City time, on Friday, January 15, 2010.

If Trimeris agrees to the extension of the expiration date for the Offer, we and the Parent will promptly disclose such extension. In addition, if we obtain sufficient financing for purposes of funding the Offer and the Merger, we and the Parent will promptly disclose such information and at such time will also promptly mail supplemental information to the Trimeris stockholders about the sources of such funds, the expiration date and the actions required from Trimeris stockholders wishing to tender prior to such expiration date. Such supplemental information will be filed and disseminated at least five business days prior to expiration of the Offer or the Offer will be extended consistent with SEC rules and regulations so that at least five business days remain prior to its expiration to ensure you have sufficient time to review the financing information provided.

Although the Offer is not subject to a financing condition under the terms and conditions of the Merger Agreement, if the Parent does not obtain sufficient cash to fund the Purchaser’s acquisition of Shares validly tendered and pay related fees and expenses, the Parent and the Purchaser will be unable to accept any Shares tendered and make payment for such Shares, in which case the tendered Shares will be promptly returned to the tendering stockholders.

See also Section 9 — “Source and Amount of Funds.”

Item 7. Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

Section 9 of the Offer to Purchase entitled “Source and Amount of Funds,” as previously amended and supplemented by Amendment Nos. 3 and 5 to the Schedule TO, is hereby deleted in its entirety and replaced with the following:

“9. Source and Amount of Funds.

The Parent and the Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and consummate the Merger pursuant to the terms of the Merger Agreement is approximately $85,000,000, including related transaction fees and expenses. At the time of execution of the Merger Agreement and initial distribution of the Offer to Purchase, the Parent believed it had sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described above, and intended to provide the Purchaser with sufficient funds to consummate such transactions. Subsequent to such events and disclosures, the Parent’s financial condition changed and on November 10, 2009, the Parent notified representatives of the Company that it no longer has the cash on hand necessary to fund purchases of Shares pursuant to the Offer.

The Parent engaged in various equity and debt financing activities prior to the execution of the Merger Agreement to raise funds in support of the Offer. The final portion of such activities included the announcement of an equity offering in Korea; although closing of such offering was originally scheduled for late September 2009, the date was initially extended by the Parent to enable execution of the Merger Agreement prior to the payment date consistent with investor expectations. In the interim, the anticipated investors in the equity offering provided the Parent with equity commitment letters reflecting their intent to fund the company for purposes of completing the Offer and advanced the Parent the equivalent of approximately US$70 million, which the Parent understood to be the minimum aggregate amount such investors would ultimately invest in the pending equity offering (an equivalent of approximately US$51 million) and a subsequent bond and warrants offering to be negotiated. The Parent subsequently returned these funds at the request of the intended sponsoring investors upon the joint understanding that these investors would return the funding to the Parent in further sponsorship of the Offer in the same amounts originally provided, pending execution of the Merger Agreement and announcement of the transaction in Korea. However, prior to the announced closing date for the equity offering, commentary hostile to the Parent and the Offer arose in the Korean press, resulting in the Parent further extending the payment date for the equity offering to November 11, 2009, in order to respond to questions about the announced Offer in an effort to minimize any uncertainty among the sponsoring investors. At such time the Parent believed that the sponsoring investors remained wholly committed to fulfill their funding obligations (under the oral understanding created at the time the funds were initially returned and based on the existing commitment letters) and that the sponsoring investors only required access to additional information about the Offer and related transactions.

The Parent’s efforts to address the concerns of the sponsoring investors and close the pending equity offering were further complicated by the filing of a purported class action lawsuit in relation to the Offer, as such lawsuits are not customary in Korean business transactions and the unfamiliarity of the sponsoring investors with such deal-related litigation further deteriorated support for the Offer. As a result of the negative press campaign in Korea, as exacerbated by the announced deal-related litigation, the Parent’s closing share price on the KOSDAQ plunged 74.6%, further deteriorating the ability of the Parent to close the equity offering on the original pricing and other terms. On the morning of November 11, 2009 in Korea, the sponsoring investors formally withdrew the pending equity investment and the Parent subsequently announced in Korea that the equity offering was unsubscribed. Upon notice of the formal and final withdrawal of the pending investment, the Parent promptly notified Trimeris on November 10, 2009 in the U.S. of the lack of available funding for completion of the Offer, and filed an amended Schedule TO providing public notice of the change in financial condition promptly thereafter.

The Parent is currently seeking alternative financing in support of the Offer, including the filing with the Korean Financial Supervisory Services (the “Korean FSS”) of a public offering of bonds and warrants in Korea (the “B/W Offering”), which would be used to repay potential short-term private placement loans, negotiating possible debt financing with Korean leveraged buyout firms and other lenders, and conducting a third-party private placement financing of either convertible bonds or bonds and warrants. The Parent has been informed by the Korean FSS that it will need to delay the effectiveness of its B/W Offering until January 6, 2010. This has had the effect of dissuading the leveraged buyout firms and other lenders from whom the Parent was seeking short-term bridge financing from committing to provide such funds. This disclosure does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Parent; the public offering noted is being conducted in Korea subject to applicable Korean securities laws and the rules and regulations of the KOSDAQ. Any further financing of the Parent would also be subject to applicable Korean securities laws and the rules and regulations of the KOSDAQ.

The Parent anticipates that the receipt of sufficient financing for purposes of funding the Offer and the Merger may not occur, if at all, before the expiration date for the Offer, which is currently scheduled for 5:00 p.m., New York City time, on Monday, December 28, 2009. Accordingly, the Parent and the Purchaser have requested an extension of the expiration date for the Offer from Trimeris such that the Offer shall expire at 5:00 p.m., New York City time, on Friday, January 15, 2010.

If Trimeris agrees to the extension of the expiration date for the Offer, the Parent and the Purchaser will promptly disclose such extension. In addition, if we obtain sufficient financing for purposes of funding the Offer and the Merger, the Parent and the Purchaser and will promptly disclose such information and at such time will also promptly mail supplemental information to the Trimeris stockholders about the sources of such funds, the expiration date and the actions required from Trimeris stockholders wishing to tender prior to such expiration date. Such supplemental information will be filed and disseminated at least five business days prior to expiration of the Offer or the Offer will be extended consistent with SEC rules and regulations so that at least five business days remain prior to its expiration to ensure you have sufficient time to review the financing information provided.

Although the Offer is not subject to a financing condition under the terms and conditions of the Merger Agreement, if the Parent does not obtain sufficient cash to fund the Purchaser’s acquisition of Shares validly tendered and pay related fees and expenses, the Parent and the Purchaser will be unable to accept any Shares tendered and make payment for such Shares, in which case the tendered Shares will be promptly returned to the tendering stockholders.

The Parent and the Purchaser do not think their financial condition is relevant to the decision of holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;
•

although the Parent has indicated a lack of sufficient cash on hand at this time to consummate purchases of Shares pursuant to the Offer, the Parent is actively pursuing multiple sources of financing; when the Parent obtains sufficient funds, it will promptly disclose the source and amount of such funds, make and disseminate any further disclosure updates required and will provide the necessary funds to the Purchaser in a timely manner to enable the Purchaser to purchase all Shares validly tendered in the Offer and not validly withdrawn, or the Purchaser will promptly return all tendered Shares upon expiration of the Offer; and

•	if the Purchaser consummates the Offer, it expects to acquire any remaining Shares not purchased in the Offer for the same cash price in the Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2009	RTM Acquisition Company

	By:	/s/ SANG-BAEK PARK
	Name:	Sang-Baek Park
	Title:	Chief Executive Officer

Date: December 23, 2009	Arigene Co., Ltd.

	By:	/s/ SANG-BAEK PARK
	Name:	Sang-Baek Park
	Title:	Chief Executive Officer